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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Quintana Maritime Limited
(Name of Issuer)
Common Stock
(Title of Class of Securities)
Y7169G109
(CUSIP Number)
Stamatis Molaris
Pandoras 13 & Kyprou Street
166 74 Glyfada
Greece
011 30 210 898 6820
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 11, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Y7169G109	Page	2	of	13

1	NAMES OF REPORTING PERSONS: Corbin J. Robertson, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER: *

NUMBER OF		5,095,616

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER: *
REPORTING
PERSON		5,095,616

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: *

5,095,616

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): **

10.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	Includes 4,440,116 shares of common stock held by Quintana Maritime Partners, L.P., a limited partnership indirectly controlled by Mr. Robertson is his capacity as the sole stockholder of QMP Inc., the general partner of Quintana Maritime Partners, L.P. Mr. Robertson holds 15,500 shares of restricted stock that were granted to him for his service as a director. Of the restricted shares, Mr. Robertson has dispositive power over 3,000 restricted shares that vested in February 2006. In addition, Mr. Robertson is the beneficial owner of 640,000 shares of common stock associated with Class A Warrants held by Quintana Maritime Partners, L.P.

**	See Item 5 below.

CUSIP No.	Y7169G109	Page	3	of	13

1	NAMES OF REPORTING PERSONS: QMP Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-2369942

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER: *

NUMBER OF		5,080,116

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER: *
REPORTING
PERSON		5,080,116

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,080,116

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): **

10.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO/HC

*	Includes 4,440,116 shares of common stock held by Quintana Maritime Partners, L.P., a limited partnership controlled by QMP Inc., the general partner of Quintana Maritime Partners, L.P. In addition, QMP Inc. is the beneficial owner of 640,000 shares of common stock associated with Class A Warrants held by Quintana Maritime Partners, L.P.

**	See Item 5 below.

CUSIP No.	Y7169G109	Page	4	of	13

1	NAMES OF REPORTING PERSONS: Quintana Maritime Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-2369989

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		5,080,116

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,080,116

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,080,116

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): *

10.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*	See Item 5 below.

CUSIP No. Y7169G109	Page 5 of 13
Item 1. Security and Issuer.
     The statement on Schedule 13D (this “Schedule 13D”) relates to the common stock (the “Common Stock” or “Common Shares”) of Quintana Maritime Limited, a corporation organized in the Republic of the Marshall Islands (the “Issuer”), which has its principal executive office at Pandoras 13 & Kyprou Street, 166 74 Glyfada, Greece. The total amount of Common Stock reported as beneficially owned in this Schedule 13D is 5,095,616 shares, which constitute approximately 10.1% of the total amount of Common Stock outstanding.
Item 2. Identity and Background.
     (a) This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(a) of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Corbin J. Robertson, Jr., a United States citizen domiciled in Texas; (ii) Quintana Maritime Partners, L.P., a Texas limited partnership indirectly controlled by Mr. Robertson in his capacity as the sole stockholder of QMP Inc. and (iii) QMP Inc., a Texas corporation and the general partner of Quintana Maritime Partners, L.P.; (Mr. Robertson, Quintana Maritime Partners, L.P. and QMP Inc. are collectively referred to herein as the “Reporting Persons”).
     Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group.
     Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.
     Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.
     (b) The business address of Mr. Robertson, QMP Inc. and Quintana Maritime Partners, L.P. is 601 Jefferson, Suite 3600, Houston, Texas 77002.
     (c) Present principal occupation or employment or principal business:
(1)	Mr. Robertson is the non-executive chairman of the board of directors of the Issuer. Mr. Robertson is the sole stockholder of QMP Inc.

(2)	QMP Inc. is the general partner of Quintana Maritime Partners, L.P. which does not directly engage in any business activities.

(3)	Quintana Maritime Partners, L.P. is a holding company which does not directly engage in any business activities.
     (d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On May 11, 2006, Quintana Maritime Partners L.P. purchased 160,000 units from the Issuer (the “Units”) for an aggregate purchase price of $15 million (the “May 2006 Acquisition”). Each Unit consisted of one share of 12% Mandatorily Convertible Preferred Stock (the “Preferred Stock”) and four warrants, each of which (following the

CUSIP No. Y7169G109	Page 6 of 13
Stockholder Approval, as defined below) entitles the holder to acquire one share of Common Stock for an exercise price of $8.00 (the “Warrants”). Upon the approval of holders of the Issuer’s Common Stock on August 11, 2006 (the “Stockholder Approval”), each share of Preferred Stock automatically converted into 12.5 shares of Common Stock, and each Warrant became exercisable at any time by its holder. In connection with their acquisition of the Units, the Reporting Persons thus acquired beneficial ownership of an aggregate 2,640,000 shares of Common Stock.
     Quintana Maritime Partners, L.P., and QMP Inc. through Quintana Maritime Partners L.P., purchased the Preferred Stock and Warrants with cash from operations. The Preferred Stock and Warrants were purchased by Mr. Robertson with personal funds.
Item 4. Purpose of the Transaction.
     The purchase of the Units by the Reporting Persons (and the acquisition of the underlying 2,640,000 shares of Common Stock) was undertaken for investment purposes. The Reporting Persons also intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to all of their shares of Common Stock. The Reporting Persons may make additional purchases of Common Shares either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Stock, general economic conditions, stock market conditions and other future developments.
The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) None.
     (b) None.
     (c) None.
     (d) None.
     (e) None.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Shares reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

CUSIP No. Y7169G109	Page 7 of 13
Item 5. Interest in Securities of the Issuer.
(a) Mr. Robertson is the beneficial owner of 5,095,616 Common Shares, which in the aggregate represents approximately 10.1%. These shares include 4,440,116 Common Shares and 640,000 Class A Warrants held by Quintana Maritime Partners, L.P. Mr. Robertson holds 15,500 shares of restricted stock that were granted to him for his service as a director.
     The percentage of ownership set forth above is obtained (in accordance with Rule 13d-3(d)(1)(i)(D)) by dividing (i) the 5,095,616 shares of Common Stock beneficially owned by Mr. Robertson; by (ii) 50,357,717 outstanding shares of Common Stock, comprised of (A) 24,148,242 shares of Common Stock outstanding as of July 31, 2006 (as indicated in the Issuer’s Form 10-Q filed on August 9, 2006); plus (B) 25,569,475 shares of Common Stock issued on August 11, 2006 upon the conversion of the 2,045,558 shares of Preferred Stock, and the 640,000 shares of Common Stock underlying the Warrants owned by Quintana Maritime Partners, L.P.
     By virtue of his indirect ownership of all the outstanding common stock and warrants of Quintana Maritime Partners, L.P., Mr. Robertson may be deemed to possess indirect beneficial ownership of the Common Shares beneficially owned by Quintana Maritime Partners, L.P.
     QMP Inc. is the beneficial owner of 5,080,116 Common Shares, which in the aggregate represents approximately 10.1% of the outstanding Common Shares.
     The percentage of ownership set forth above is obtained (in accordance with Rule 13d-3(d)(1)(i)(D)) by dividing (i) the 5,080,116 shares of Common Stock beneficially owned by QMP Inc.; by (ii) 50,357,717 outstanding shares of Common Stock, comprised of (A) 24,148,242 shares of Common Stock outstanding as of July 31, 2006 (as indicated in the Issuer’s Form 10-Q filed on August 9, 2006); plus (B) 25,569,475 shares of Common Stock issued on August 11, 2006 upon the conversion of the 2,045,558 shares of Preferred Stock, and the 640,000 shares of Common Stock underlying the Warrants owned by Quintana Maritime Partners, L.P.
     By virtue of its relationship with Quintana Maritime Partners, L.P., QMP Inc. may be deemed to possess indirect beneficial ownership of the Common Shares beneficially owned by Quintana Maritime Partners, L.P.
     Quintana Maritime Partners, L.P. is the record and beneficial owner of 5,080,116 Common Shares, which in the aggregate represents approximately 10.1% of the outstanding Common Shares.
     The percentage of ownership set forth above is obtained (in accordance with Rule 13d-3(d)(1)(i)(D)) by dividing (i) the 5,080,116 shares of Common Stock beneficially owned by Quintana Maritime Partners, L.P.; by (ii) 50,357,717 outstanding shares of Common Stock, comprised of (A) 24,148,242 shares of Common Stock outstanding as of July 31, 2006 (as indicated in the Issuer’s Form 10-Q filed on August 9, 2006); plus (B) 25,569,475 shares of Common Stock issued on August 11, 2006 upon the conversion of the 2,045,558 shares of Preferred Stock, and the 640,000 shares of Common Stock underlying the Warrants owned by Quintana Maritime Partners, L.P.
     The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.
     Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedule A to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Stock. Certain of the persons named in Schedule A to this Schedule 13D beneficially own Common Stock in the amounts set forth next to their names in Schedule A.
(b) Mr. Robertson has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 5,095,616 Common Shares.

CUSIP No. Y7169G109	Page 8 of 13
     By virtue of his indirect ownership of all the outstanding common stock of Quintana Maritime Partners, L.P., Mr. Robertson may be deemed to possess indirect beneficial ownership of the Common Shares beneficially owned by Quintana Maritime Partners, L.P. and may be deemed to possess the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of the Common Shares beneficially owned by Quintana Maritime Partners, L.P.
     QMP Inc. has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 5,080,116 Common Shares.
     By virtue of its relationship with Quintana Maritime Partners, L.P., QMP Inc. may be deemed to possess indirect beneficial ownership of the Common Shares beneficially owned by Quintana Maritime Partners, L.P. and may be deemed to possess the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of the Common Shares beneficially owned by Quintana Maritime Partners, L.P.
     Quintana Maritime Partners, L.P. has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 5,080,116 Common Shares.
     The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.
     (c) There have been no reportable transactions with respect to the Common Shares within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of Common Shares being reported on this Schedule 13D.
     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Shares beneficially owned by Quintana Maritime Partners, L.P.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
JOINT FILING AGREEMENT
     A Joint Filing Agreement dated August 21, 2006, by and among QMP Inc., Quintana Maritime Partners, L.P. and Corbin J. Robertson, Jr. has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit A to this Schedule 13D.
THE 2005 REGISTRATION RIGHTS AGREEMENT
     Following the dissolution of Quintana Maritime Investors, LLC (“QMI”), Quintana Maritime Partners, L.P. and Corbin J. Robertson, Jr. have registration rights with respect to certain shares of Common Stock pursuant to a Registration Rights Agreement dated April 8, 2005 between QMI and the Issuer (the “2005 Registration Rights Agreement”). The 2005 Registration Statement is incorporated herein by reference. This summary of the 2005 Registration Rights Agreement is qualified in its entirety by reference to the text of Exhibit B hereto.
THE 2006 REGISTRATION RIGHTS AGREEMENT
     Upon the issuance of the Units, the Issuer, Dahlman Rose & Co., LLC, and Fortis Securities LLC on behalf of Quintana Maritime Partners, L.P. and Corbin J. Robertson, Jr. and the other purchasers of the Units entered into a Registration Rights Agreement dated May 11, 2006 (the “2006 Registration Rights Agreement”), pursuant to which Quintana Maritime Partners, L.P. and Corbin J. Robertson, Jr. obtained certain registration rights with respect to the Units, the Preferred Stock, the Warrants, and the shares of Common Stock underlying the Preferred Stock and the

CUSIP No. Y7169G109	Page 9 of 13
Warrants. The 2006 Registration Statement is incorporated herein by reference. This summary of the 2006 Registration Rights Agreement is qualified in its entirety by reference to the text of Exhibit C hereto.
THE WARRANT
     In connection with its purchase of the Units, Quintana Maritime Partners, L.P. on May 11, 2006 obtained 640,000 Warrants, each exercisable for one share of Common Stock at an exercise price of $8.00. A form of the Warrant, governing certain terms and conditions relating to the Warrant and its exercise for the underlying Common Stock is incorporated herein by reference. This summary of the Warrant is qualified in its entirety by reference to the text of Exhibit D hereto.
THE WARRANT AGREEMENT
     On May 11, 2006, the Issuer and Computershare Trust Company, N.A., as warrant agent entered into a warrant agreement in connection with the issuance of the Warrants (the “Warrant Agreement”). The Warrant Agreement governs certain terms and conditions relating to the Warrants and their exercise. The Warrant Agreement is incorporated herein by reference. This summary of the Warrant Agreement is qualified in its entirety by reference to the text of Exhibit E hereto.
UNIT CERTIFICATE
     On May 11, 2006, Quintana Maritime Partners, L.P. and Corbin J. Robertson, Jr. received a Unit Certificate (the “Unit Certificate”) governing certain terms and conditions relating to the Units purchased by Quintana Maritime Partners, L.P. and Corbin J. Robertson, Jr. on such date. The Unit Certificate is incorporated herein by reference. This summary of the Unit Certificate is qualified in its entirety by reference to the text of Exhibit F hereto.
Item 7. Material to be Filed as Exhibits.
Exhibit A. Joint Filing Agreement.
Exhibit B. Registration Rights Agreement dated April 8, 2005, filed by the Issuer with the Securities and Exchange Commission on June 30, 2005 as Exhibit 10.5 to the Issuer’s Registration Statement filed on Form S-1 (File No. 333-124576), and incorporated by reference herein as Exhibit B to this Schedule 13D.
Exhibit C. Registration Rights Agreement dated May 11, 2006, filed by the Issuer with the Securities and Exchange Commission on July 21, 2006 as Exhibit 10.4 to the Issuer’s Registration Statement filed on Form S-1 (File No. 333-135109), and incorporated by reference herein as Exhibit C to this Schedule 13D.
Exhibit D. Warrant dated May 11, 2006, filed by the Issuer with the Securities and Exchange Commission on July 21, 2006 as Exhibit 4.4 to the Issuer’s Registration Statement filed on Form S-1 (File No. 333-135109), and incorporated by reference herein as Exhibit D to this Schedule 13D.
Exhibit E. Warrant Agreement dated May 11, 2006, filed by the Issuer with the Securities and Exchange Commission on July 21, 2006 as Exhibit 4.6 to the Issuer’s Registration Statement filed on Form S-1 (File No. 333-135109), and incorporated by reference herein as Exhibit E to this Schedule 13D.
Exhibit F. Unit Certificate dated May 11, 2006, filed by the Issuer with the Securities and Exchange Commission on July 21, 2006 as Exhibit 4.2 to the Issuer’s Registration Statement filed on Form S-1 (File No. 333-135109), and incorporated by reference herein as Exhibit F to this Schedule 13D.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
August 21, 2006

CORBIN J. ROBERTSON, JR.
By:	/s/ Corbin J. Robertson, Jr.
Corbin J. Robertson, Jr.

QMP INC.
By:	/s/ Steve Putman
Steve Putman
	Title:	Secretary

QUINTANA MARITIME PARTNERS, L.P.
By:	QMP Inc.,
its general partner

By:	/s/ Steve Putman
Steve Putman
	Title:	Secretary

Signature Page
Schedule 13D

CUSIP No. Y7169G109	Page 11 of 13
SCHEDULE A
General Partners, Executive Officers, Managers and Board of Directors
The name, business address and present principal occupation or employment of each of the executive officers and directors of QMP Inc. are set forth below. Each such person is a citizen of the United States and does not have any other principal occupation (outside of similar positions held with respect to other entities managed or advised by (QMP Inc.):

Name	Position with QMP Inc.	Business Address
Corbin J. Robertson, III*	President & Director	(1)
Paul J. Cornell	Vice President, Treasurer & Director	(1)
Steve Putman	Secretary	(1)
Corbin J. Robertson, Jr.	Director	(1)

*	Assuming the exercise of the Class A Warrants, Corbin J. Robertson, III beneficially owns 540,932 shares of Common Stock.

(1)	601 Jefferson St., Suite 3600, Houston, TX 77002.

CUSIP No. Y7169G109	Page 12 of 13
EXHIBIT INDEX
Exhibit A* Joint Filing Agreement.
Exhibit B** Registration Rights Agreement dated April 8, 2005, filed by the Issuer with the Securities and Exchange Commission on June 30, 2005 as Exhibit 10.5 to the Issuer’s Registration Statement filed on Form S-1 (File No. 333-124576), and incorporated by reference herein as Exhibit B to this Schedule 13D.
Exhibit C** Registration Rights Agreement dated May 11, 2006, filed by the Issuer with the Securities and Exchange Commission on July 21, 2006 as Exhibit 10.4 to the Issuer’s Registration Statement filed on Form S-1 (File No. 333-135109), and incorporated by reference herein as Exhibit C to this Schedule 13D.
Exhibit D** Warrant dated May 11, 2006, filed by the Issuer with the Securities and Exchange Commission on July 21, 2006 as Exhibit 4.4 to the Issuer’s Registration Statement filed on Form S-1 (File No. 333-135109), and incorporated by reference herein as Exhibit D to this Schedule 13D.
Exhibit E** Warrant Agreement dated May 11, 2006, filed by the Issuer with the Securities and Exchange Commission on July 21, 2006 as Exhibit 4.6 to the Issuer’s Registration Statement filed on Form S-1 (File No. 333-135109), and incorporated by reference herein as Exhibit E to this Schedule 13D.
Exhibit F** Unit Certificate dated May 11, 2006, filed by the Issuer with the Securities and Exchange Commission on July 21, 2006 as Exhibit 4.2 to the Issuer’s Registration Statement filed on Form S-1 (File No. 333-135109), and incorporated by reference herein as Exhibit F to this Schedule 13D.

*	Filed herewith.

**	Incorporated by reference.